SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---
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[PEMEX LOGO - OMITTED]
                                      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                              BULLETIN NO. 06/ 2004
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                                                        DATE: 01/ 09/ 2004


  WORKS HAVE BEGUN IN THE FIRST FOUR BLOCKS OF THE MULTIPLE SERVICE CONTRACTS.

                    o PEMEX strengthens with the success of the participating companies: Ramirez Corzo.

                    o The CSM will allow the increase in production, the reduction in gas imports and the generation of economic well being in the northeast of the country.

REYNOSA, Tamps.- Petroleos Mexicanos started in this city the works of the first four blocks of the Multiple Service Contracts (CSM) of the Burgos Basin. These will allow increasing the national production of natural gas to nearly 400 million cubic feet per day. It will also reduce natural gas imports and generate an economic well being that will have an important impact in the northeast of the country.

In representation of the Director General of Petroleos Mexicanos, Raul Munoz Leos, the Director General of PEMEX Exploration and Production, Luis Ramirez Corzo, considered that the start of these Works, under the Multiple Service Contracts, mark a decisive moment in the relationships of PEMEX with the national and international oil industry.

He underlined that with the formal beginning of these works in the Burgos Basin, the efforts of two years of intense works are concluded, and a new relationship starts in which PEMEX will be strengthened with the success of the participant companies.

He recognized that the Multiple Service Contracts represent a unique opportunity for the growth and consolidation of PEMEX, which shall not waive the responsibility the nation has put into it.

The scheme of the Multiple Service Contracts, he said, is a tool to increase the production of natural gas and reduce imports, with the application of the state of the art technology, of the best execution and financing practices to benefit the country.

On his part, the Executive Director of the Multiple Service Contracts of PEMEX Exploration and Production, Sergio Guaso, highlighted the importance of this event. He expressed that with the starting of the Burgos Basin works it is reaffirmed that the international experience and the technical reputation of the companies winning the contracts guaranty PEMEX the efficient execution of the works of the Reynosa-Monterrey, Cuervito, Mision and Fronterizo blocks.

The representatives of the consortiums, Roberto de Toledo of PTD Multiple Services, formed by Petroleo Brasileiro, Teikoku and Grupo Diavaz; Julio Vieriro of Burgos Multiple Services, formed by Techint, Tecpetrol and Industrial Perforadora Campeche; and Guillermo Alvarezof Repsol Exploracion Mexico, which won the bid of the first blocks of the Multiple Services Contracts, presented the organization and the equipment that they have to develop the works.

         During their interviews, the representatives of these companies concurred that the project is beneficial for the communities, for PEMEX and for the companies.

                             **********************

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  January 14, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.